UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

AntriaBio, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
037230109
(CUSIP Number)
Steve R. Howe c/o AntriaBio, Inc. 890 Santa Cruz Avenue Menlo Park, CA 94025 (650) 847-1919
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 10, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons.
Steve Howe
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☐
3.	SEC Use only
4.		Source of funds (See Instructions)	OO
5.		Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power	0
	8.	Shared Voting Power	20,000,0001,2
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	None
11		Aggregate Amount Beneficially Owned by Each Reporting Person	20,000,0001, 2
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	50%3
14.		Type of Reporting Person (See Instructions) IN

1	The shares reported are the Common Stock, par value $0.001 per share (“Antria Common Stock”), of AntriaBio, Inc., a Delaware corporation (“Antria”, the “Issuer” or the “Company”).
2	The Antria Common Stock covered by this item are deemed beneficially owned under that certain appointment of proxy/voting agreement dated as of December 23, 2013 (the “Voting Agreement”), by and between EU One Group, LLC, a Nevis limited liability company (“EU One”) and Mr. Steve Howe, a director of the Issuer, granting Mr. Howe the power to vote such shares. Mr. Howe expressly disclaims beneficial ownership of all of the shares of Antria Common Stock subject to the Voting Agreement except to the extent of any indirect pecuniary interest therein.
3	Based on 40,000,000 shares of common stock outstanding on September 30, 2013.

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Item 1.	Security and Issuer.

This Statement is filed with respect to the common stock of AntriaBio, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Company is 890 Santa Cruz Avenue Menlo Park, CA 94025.

Item 2.	Identity and Background.

This statement is filed on behalf of the following Reporting Person:

Mr. Steve Howe, whose business address is 890 Santa Cruz Avenue Menlo Park, CA 94025.  Mr. Howe serves on the Issuer’s board of directors.  The Issuer’s address appears on the cover page of this Schedule 13D filing.  During the past five years Mr. Howe has neither been convicted of a criminal proceeding, nor has he been the party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.  In addition, Mr. Howe has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Mr. Howe is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

No consideration other than the facilitation of the management and governance of the Company was or will be paid in connection with the Voting Agreement (see footnote 2, page 2 and Item 4 below).

Item 4.	Purpose of Transaction.

In order to assist in the facilitation of the management and governance of the Company, EU One Group, LLC, a Nevis limited liability company (“EU One”) and Mr. Howe entered into that certain appointment of proxy/voting agreement dated as of December 23, 2013 (the “Voting Agreement”) granting Mr. Howe the power to vote in his sole and complete discretion all shares held by EU One with full power of substitution and resubstitution on all matters that may arise at meetings of the shareholders of the Issuer, however called, or in connection with all written consents from shareholders of the Issuer.  The term of the Voting Agreement is ten years, unless terminated earlier or upon the occurrence of either of the following events: (i) EU One transfers all Antria Common Stock held by it, or (ii) Mr. Howe ceases to be a member of the Issuer’s board of directors.

Item 5.	Interest in Securities of the Issuer.

a.
Mr. Howe is deemed to beneficially own an aggregate of 20,000,000 shares of Antria Common Stock solely by virtue of the Voting Agreement described in Item 4, above.  Mr. Howe expressly disclaims beneficial ownership of these 20,000,000 shares of Antria Common Stock except to the extent of any indirect pecuniary interest therein.  Deemed beneficial ownership of 20,000,000 Shares represents 50% of such outstanding class of the Issuer’s securities.  The percentage calculation is based upon 40,000,000 outstanding Shares as of the date of this Statement.

b.
The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

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Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Steve Howe	0	20,000,000	0	0

c.	The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

d.	EU One has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

e.	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Statement are incorporated herein by reference in their entirety.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Appointment of Proxy/Voting Agreement dated as of December 23, 2013 by and between EU One Group, LLC, a Nevis limited liability company (“EU One”) and Mr. Steve Howe, a director of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEVE HOWE

Dated: January 24, 2014	By:	/s/ Steve Howe
	Name:	Steve Howe

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EXHIBIT 1

APPOINTMENT OF PROXY/VOTING AGREEMENT

This Appointment and Agreement (this "**Agreement**") is dated December 23, 2013 (the "**Effective Date**") by and between Steve R. Howe (hereinafter "**Proxy**") and the below named and designated transferee (hereinafter "**Shareholder**") of shares common stock of AntriaBio, Inc., a Delaware corporation (the "**Company**"). For good and valuable consideration, Shareholder and Proxy hereby agree as follows:

1) **Irrevocable Proxy for Company Stock**. Shareholder hereby grants Proxy an irrevocable proxy, with full power of substitution and resubstitution, to the full extent of Shareholder's rights with respect to all shares of the Company's common stock registered in Shareholder's name or beneficially owned or controlled by Shareholder (the "**Shares**"). Proxy is empowered, and may exercise this proxy, to vote the Shares on all matters that may arise at meetings of the shareholders of the Company, however called, or in connection with all solicitations of written consents from shareholders of the Company. Upon the execution hereof, all prior proxies given by Shareholder with respect to any of the Shares are hereby revoked, and Shareholder agrees that no subsequent proxies will be given with respect to any of the Shares. Proxy shall cause all Shares to be voted in such manner as determined by Proxy in his sole and complete discretion, at any meeting of shareholders of the Company, however called, or written consent in lieu thereof.

2) **Term**: This Agreement and the proxy granted hereunder shall commence on the Effective Date and shall terminate ten (10) years from the Effective Date unless terminated earlier upon the occurrence of the following:

    a) the date on which Shareholder transfers all Shares subject to this Agreement; or

    b) the date on which Proxy is no longer a member of the Company's board of directors.

    Notwithstanding the foregoing, the proxy granted pursuant to this Agreement shall terminate as to any Share transferred by Shareholder.

3) **Economic Interest**: Shareholder shall retain all other rights of ownership incident to the Shares, including the right to receive any distributions from the Company.

4) **Entire Agreement**. This Agreement constitutes the entire agreement and understanding of the parties with respect to the subject matter of this Agreement. This Agreement supersedes any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

5) **Governing Law**. This Agreement will be governed by and accordance with the laws of the State of Delaware, without giving effect to that body of laws pertaining to conflict of laws.

6) **Severability**. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement.

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7) **Counterparts**. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

[THE REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date

SHAREHOLDER:

EU ONE GROUP, LLC, A NEVIS LIMITED LIABILITY COMPANY

By:_______________________________
Name: Phillip Feller
Title: Member

PROXY:

____
Steve Howe

[Signature Page to Voting Proxy]